Exhibit 2.4
Amended and Restated AGREEMENT AND PLAN OF MERGER
by and among

Open Counter Enterprises Inc.,

GTY Technology Holdings Inc.,

GTY OC Merger Sub, Inc.

and

Shareholder Representative Services LLC

dated December 28, 2018

i

(continued)

(continued)

Exhibits and Schedules
Exhibit A	Form of Letter of Transmittal
Exhibit B	Registration Rights
Exhibit C	Form of OC Holder Consent
Exhibit D	Form of Escrow Agreement
Exhibit E	GTY Equity Incentive Plan
Exhibit F	Form of Founder Lock-Up Agreement
Exhibits G	Employment Agreements of the Founders
Exhibits H	Restrictive Covenant Agreements of the Founders
Exhibit I	OC Holders Allocation Percentages
Company’s Disclosure Schedule
GTY’s Disclosure Schedule

Amended and Restated AGREEMENT AND PLAN OF MERGER
This Amended and Restated Agreement and Plan of Merger (this “Agreement”) is entered into on December 28, 2018 by and among Open Counter Enterprises Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY OC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the OC Holders’ Representative pursuant to the designation in Section 10.20, and amends and restates in its entirety that certain Agreement and Plan of Merger, dated as of September 12, 2018 (the “Original Execution Date”, by and among the Company, GTY, Merger Sub and the OC Holders’ Representative (the “Original Merger Agreement”), as amended by the Amendment No. 1 to the Merger Agreement by and among the Company, GTY, Merger Sub and the OC Holders’ Representative (“Amendment No. 1”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY and Merger Sub may also be referred to individually herein as a “Party”, and collectively as the “Parties”.
PRELIMINARY STATEMENTS
A. The Parties desire to amend and restate the Original Merger Agreement, as amended by Amendment No. 1, in its entirety on the terms and subject to the conditions set forth herein.
B. GTY is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
C. Prior to the Effective Time, GTY will incorporate in the State of Massachusetts a wholly-owned, direct subsidiary of GTY (“Holdings”), for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and for Holdings to file the Registration Statement (as defined herein).
D. Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).
E. After the GTY Merger and prior to the Effective Time, GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
F. Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.
G. The Company and its Subsidiaries are engaged in the business of developing and licensing software to streamline government permitting and licensing, which software allows applicants to scope their projects and submit their permit and license applications online, and allows staff to review and process incoming applications and inquiries (the “Business”).
H. Immediately prior to the Effective Time, Joel Y. Mahoney, Peter J. Koht, Mun May Tee and Talin Salway (collectively, the “OC Holders”) own all of the issued and outstanding shares of Capital Stock of the Company, which consists of 65,483,089 shares of the Company’s Common Stock, par value $0.0001 (collectively, the “OC Shares”); provided, however, that in the event a holder of an Option exercises such Option between the date hereof and the Effective Time, the Company shall provide written notice to GTY and the OC Holders’ Representative of such Option exercise, with such notice including the name of the exercising Option holder and the number of shares of Company Common Stock for which such Option was exercised, and thereby this Preliminary Statement H. and the definition of OC Shares shall be deemed automatically updated accordingly with no further action by any Party.
I. The Parties desire that, at the Effective Time, the Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).

J. It is intended that for U.S. federal income Tax purposes, the Merger qualify as part of a tax free Code Section 351 contribution to Holdings, that the current owners of GTY, the OC Holders and other transferors will control Holdings within the meaning of Section 368(c) of the Code immediately after the transfers to Holdings, and that the Code Section 351 contribution will not cause any Tax to be recognized by any OC Holder pursuant to Section 367 of the Code.
K. The Parties intend, as set forth in Section 10.12, that unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 2 and Article 3 are made shall not change as a result of the execution of this Agreement and shall be made as of such date as they were in the Original Merger Agreement.
Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
ARTICLE 1

TRANSACTIONS
1.1 Merger.
(a) Merger.   On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the Delaware General Corporation Law, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.
(b) Effective Time.   Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the Delaware General Corporation Law to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (the “Effective Time”).
(c) Effect of Merger.   The Merger shall have the effects set forth herein and in the applicable provisions of Delaware General Corporation Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.
(d) Certificate of Incorporation of the Surviving Company.   At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.
(e) Bylaws of the Surviving Company.   At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.
(f) Directors of the Surviving Company.   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

(g) Officers of the Surviving Company.   The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company, and Holdings shall be the sole stockholder of the Surviving Company, from and after the Effective Time.
1.2 Effect of Merger on Capital Stock.   At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, GTY, any OC Holder or any Cash-Out Option Holder:
(a) Merger Sub Capital Stock.   Each share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.
(b) OC Shares.   Each OC Holder shall have the right to receive as of the Closing (i) the Merger Shares, less the Escrow Shares, payable to such OC Holder in accordance with such OC Holder’s OC Shares Allocation Percentage and the procedures set forth in Section 1.3, (ii) the Cash Consideration payable to such OC Holder in accordance with such OC Holder’s Cash Allocation Percentage and the procedures set forth in Section 1.3 and (iii) the Escrow Shares and Cash Escrow Amount, if any, in accordance with such OC Holder’s OC Shares Allocation Percentage and Cash Allocation Percentage, respectively, in each case that are distributed to such OC Holder pursuant to the terms of this Agreement, the Escrow Agreement or otherwise, as and when such distributions are required to be made, and such OC Holder shall cease to have any further rights as a holder of OC Shares.
(c) Company Options.
(i) Subject to the execution and delivery of a customary option cancellation agreement to the Company on terms and conditions reasonably acceptable to GTY (each, an “Option Cancellation Agreement”), at the Closing, each Cash-Out Option shall, by virtue of the Merger and without the need for any further action on the part of the applicable Cash-Out Option Holder, on the terms and subject to the conditions set forth in this Agreement, be cancelled and terminated in exchange for the right to receive the Cash-Out Option Amount for each Cash-Out Option, subject to Section 1.8. The Cash-Out Option Amount each Cash-Out Option Holder is entitled to receive shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares subject to Cash-Out Options held by such Cash-Out Option Holder, and paid to the applicable Persons promptly after the Effective Time. At the Effective Time, each portion of an Option that is unvested, unexpired, unexercised and outstanding immediately prior to the Effective Time or is otherwise not a Cash-Out Option shall, by virtue of the Merger and without the need for any further action on the part of the holder thereof, on the terms and subject to the conditions set forth in this Agreement, be cancelled terminated without the payment of consideration therefor. If requested by GTY, the Company shall deliver duly executed Option Cancellation Agreements from each holder of such Options. Neither the Surviving Company nor GTY will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. For the avoidance of doubt, no Cash-Out Option Holder shall be entitled to any consideration with the transactions contemplated hereby other than his, her or its applicable Cash-Out Option Amount.
(ii) The payment of the Cash-Out Option Amount for each Cash-Out Option to each Cash-Out Option Holder shall be to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Cash-Out Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding. Prior to the Effective Time, the Company and the board of directors of the Company shall take all actions that may be necessary (under the applicable incentive equity plan and otherwise) to (i) effectuate the provisions of this Section 1.2(c) and (ii) to ensure that, from and after the Effective Time, holders of Options have no rights with respect thereto other than those specifically provided in this Section 1.2(c).

(d) Dissenting Shares.   Notwithstanding the foregoing provisions of this Article 1 any OC Shares held by Persons who object to the Merger and comply with the provisions of Section 262 of the DGCL concerning the rights of holders of OC Shares to dissent from the Merger and require appraisal of their OC Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Company in accordance with Section 262 of the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a OC Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a OC Holder). The Company shall provide GTY prompt written notice of any demands received by the Company for appraisal of OC Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to Section 262 of the DGCL shall be entitled to vote his or her OC Shares for any purpose or receive payment of dividends or other distributions with respect to his or her OC Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).
1.3 Payment and Delivery of Merger Consideration.
(a) Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the Company and the OC Holders, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient funds and shares of GTY Common Stock in an aggregate amount necessary for the payment of:
(i) the Cash Consideration, which shall not include (A) any amounts otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter pay to the Exchange Agent any amounts by which the Cash Consideration increases due to any Dissenting Shares becoming OC Shares in accordance with Section 1.5 and (B) the Cash-Out Option Amount for each Cash-Out Option to each Cash-Out Option Holder, which will be paid to the Surviving Company for further payment, as soon as practicable (but in no event later than the second regular payroll date after the Effective Time), to such holders of Cash-Out Options through the Surviving Company’s payroll processing system or other appropriate account net of applicable Tax withholding;
(ii) a cash amount equal to the Expense Fund;
(iii) a cash amount equal to the Company Indebtedness Paid at Closing; and
(iv) one million six hundred fifty thousand (1,650,000) shares of GTY Common Stock, each with a deemed value of Ten Dollars ($10.00) per share (collectively, the “Merger Shares”), less the Escrow Shares, which Merger Shares shall be subject to the Founder Lock-Up Agreement, provided that the foregoing shall not include any Merger Shares otherwise payable in respect of any Dissenting Shares; provided that GTY will promptly thereafter deliver to the Exchange Agent any Merger Shares due to any Dissenting Shares becoming OC Shares in accordance with Section 1.5.

The Cash Consideration, the Company Indebtedness Paid at Closing, the Expense Fund and the Merger Shares, are referred to herein, collectively, as the “Merger Consideration”. The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions jointly provided by the Company and GTY, (i) deliver the Merger Consideration contemplated to be issued pursuant to Section 1.2(b) and Section 1.2(c) out of the Exchange Fund and (ii) deliver cash amounts equal to the Lighter Capital Indebtedness Paid at Closing and the Knight Foundation Indebtedness Paid at Closing to Lighter Capital and the Knight Foundation, respectively, pursuant to written instructions provided by the Company to the Exchange Agent prior to Closing. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.
(b) At the Effective Time, GTY shall deposit the Escrow Shares and the Cash Escrow Amount into the Indemnity Escrow Account, which Escrow Shares and Cash Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
(c) As promptly as practicable after the Effective Time, GTY shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of OC Shares entitled to receive Merger Consideration pursuant to Section 1.2(b) or Section 1.2(c): (i) a letter of transmittal in the form attached hereto as Exhibit A (a “Letter of Transmittal,” which shall specify the delivery of any certificates evidencing the OC Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) (which, with respect to the Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of OC Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such OC Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.3, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b).
(d) To the extent any Person holding OC Shares is unable to make the representations and warranties in the Letter of Transmittal (such OC Shares, “Cash-Out Shares” and such Persons, “Cash-Out Shareholders”), such Cash-Out Shareholder shall not have a right to receive their portion of the Merger Shares in accordance with such Cash-Out Shareholder’s OC Shares Allocation Percentage, and instead, such Cash-Out Shareholder shall be entitled to receive cash consideration equal to the value of their portion of the Merger Shares in accordance with such Cash-Out Shareholder’s OC Shares Allocation Percentage. To the extent applicable, in lieu of receiving their OC Shares Allocation Percentage of any Escrow Shares, such Cash-Out Shareholder shall receive the value of such Escrow Shares in the form of cash.
(e) No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such

Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.
(f) All Merger Shares issued upon surrender of a Certificate in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the OC Shares formerly represented by the applicable Certificate.
(g) No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.
(h) Any portion of the Exchange Fund that remains undistributed to any holders of OC Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of OC Shares who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of OC Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of GTY free and clear of any claims or interest of any Person previously entitled thereto.
(i) Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, the Surviving Company or any other Person shall be liable to any OC Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by GTY, the posting by such Person of a bond, in such reasonable amount as GTY may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the OC Shares represented by such lost, stolen or destroyed Certificate shall have been converted.
1.4 Closing Date Statement.   No later than two (2) Business Days before the Closing Date, the Company shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:
(a) the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and
(b) the resulting calculation of the Cash Consideration.
1.5 Post-Closing Purchase Price Determination.
(a) After Closing, GTY shall prepare and, within ninety (90) days after Closing, GTY shall deliver to the OC Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth GTY’s determination of  (i) Closing Date Cash and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”, and as finally determined in accordance with this Section 1.5, the “Final Purchase Price Adjustment Statement”).
(b) Following the Closing Date, the Company shall permit the OC Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.5. Notwithstanding the foregoing provisions of this Section 1.5(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the OC Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.

(c) If the OC Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the OC Holders’ Representative shall notify GTY in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof  (a “Purchase Price Dispute Notice”). Any component of GTY’s Purchase Price Adjustment Statement that is not the subject of an objection by the OC Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the OC Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by GTY to the OC Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the OC Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.5(d).
(d) GTY and the OC Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If GTY and the OC Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the OC Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, the OC Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If GTY and the OC Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with GTY, the OC Holders’ Representative or any of their respective Affiliates. The OC Holders’ Representative and GTY shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which GTY and the OC Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either GTY or the OC Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to GTY and the OC Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by GTY and the OC Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by the GTY and the OC Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article I), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by GTY and the OC Holders’ Representative (solely on behalf of the OC Holders) based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the OC Holders’ Representative’s position, 60% of the costs of its review would be borne by GTY and 40% of the costs would be borne by the OC Holders’ Representative. Notwithstanding anything herein to the contrary, no resolution of any Disputed Amount or any facts, circumstances or events giving rise to any such Disputed Amount, whether by the Accounting Arbitrator otherwise, shall limit the right of any party to assert and prevail on a claim for a breach of a representation or warranty hereunder pursuant to Article 7.
(e) “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Company Indebtedness Paid at Closing, less (vi) the Expense Fund, plus (vii) the Closing Cash Amount as set forth in the Final Purchase Price Adjustment Statement.
1.6 Post-Closing Adjustment Amount.
(a) The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.
(b) If the Adjustment Amount is a positive number or zero, then:
(i) GTY and the OC Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Exchange Agent for the benefit of the OC Holders; and
(ii) GTY shall promptly pay to the Exchange Agent the Adjustment Amount for the benefit of the OC Holders.
(c) If the Adjustment Amount is a negative number, then GTY and the OC Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:
(i) to GTY, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and
(ii) if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Exchange Agent the remainder of the Purchase Price Escrow Account, for the benefit of the OC Holders.
(d) To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, GTY shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the OC Holders.
(e) Any amounts payable pursuant to this Section 1.6 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.5 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.
(f) The OC Holders’ Representative and GTY agree to treat any payment made pursuant to this Section 1.6 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.
1.7 Escrowed Portion of the Purchase Price.   For the purpose of securing the OC Holders’ obligations under Sections 1.5 and 1.6, at the Closing, GTY shall deliver $50,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.5 and Section 1.6.
1.8 Withholding.   GTY, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price and the Cash Escrow Amount) such amounts as GTY, the Surviving Company, the Exchange Agent, or any Affiliate thereof shall determine in good faith they are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement; provided, however, that GTY shall provide the applicable OC Holder with written notice of any such intended withholding at least fifteen (15) days before the making of such payment (other than withholding on amounts properly treated as compensation for U.S. federal income Tax purposes), and GTY shall cooperate in good faith with the applicable OC Holder to obtain any available exception from, or reduction in, such withholding to the extent permitted under applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
1.9 Closing.   The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as GTY and the Company may mutually agree in writing (the “Closing Date”); provided, however, that in no event shall the Closing Date occur prior to November 1, 2018.
ARTICLE 2

REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY
As an inducement to GTY and Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY and Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:
2.1 Organization, Qualification and Power.   Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction (other than the State of Delaware) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents, the minute books, share capital record books and the other books and records of each Company Party, and such books and records are accurate, up-to-date and complete and have been maintained in accordance with all applicable Laws. There have been no formal meetings of the equityholders or the boards of directors (or equivalent body) of the Company Parties or other material corporate actions, resolutions or consents of the equityholders or the boards of directors (or equivalent body) of the Company Parties that are not reflected in such books and records. No Company Party is in default under or in violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.
2.2 Authorization of Transaction.   Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party. This Agreement and each Ancillary Agreement has been duly executed and delivered by each Company Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party hereto and thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. The representations and warranties set forth in this Section 2.2 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
2.3 Capitalization and Subsidiaries; Title to OC Shares.
(a) The OC Shares represent one hundred percent (100%) of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such OC Shares and the number of OC Shares owned by each such Person. All of the OC Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the OC Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company; or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company. Each OC Holder has good and marketable title to, and is the record and beneficial owner of, the OC Shares indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens. Upon the consummation of the Transaction, Merger Sub will acquire good and valid title to all of the OC Shares, free and clear of all Liens.
(b) Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.
(c) Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.
2.4 Non-contravention; Required Consents.   Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly,

(a) violate or conflict with any (i) Law or Order applicable to any Company Party, or any OC Holder (except where such violation or conflict would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of  (except where such breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien upon the Capital Stock or assets of any Company Party or any of the OC Shares; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any OC Holder, any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any OC Holder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction. The representations and warranties set forth in this Section 2.4 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
2.5 Brokers’ Fees.   Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
2.6 Financial Statements; Absence of Certain Changes.
(a) Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) unaudited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2015, 2016 and 2017 (collectively, the “Annual Financial Statements”); and (ii) unaudited balance sheet, statements of income, stockholders’ equity and cash flows as of and for the six-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Annual Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.
(b) The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. The Company Parties have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, consistently applied. No Company Party has identified or been made aware of  (i) any significant deficiency or material weakness in the preparation of the Financial Statements, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing. There is no fraud that involves any OC Holder, the management of any Company Party or any other Person.

(c) Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and no fact, condition or circumstance exists, which would reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:
(i) sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of  $50,000, other than sales of inventory in the Ordinary Course of Business;
(ii) experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of  $50,000, whether or not covered by insurance;
(iii) terminated, amended, modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);
(iv) issued, created, incurred or assumed any Debt involving more than $50,000;
(v) except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;
(vi) issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock other than in connection with the exercise of Options granted under an Employee Benefit Plan, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;
(vii) except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(c)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider, or (D) granted any equity or equity-based awards;
(viii) made any material commitments outside of the Ordinary Course of Business or in excess of  $50,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;
(ix) except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, cash management practices or method of purchase, sale, lease, management, marketing or operation;
(x) taken or omitted to take any action which would be reasonably anticipated to have a Material Adverse Effect;
(xi) (A) incurred any Taxes outside of the ordinary course of business; (B) entered into any agreement with any Governmental Body (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of any Company Party; (C) surrendered a right of any Company Party to a Tax refund; (D) changed an accounting period of any Company

Party with respect to any Tax; (E) filed an amended Tax Return for any Company Party; (F) made a material Tax election inconsistent with past practices; (G) changed or revoked any election with respect to Taxes or Tax Return of any Company Party; and (H) entered into any agreement to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party;
(xii) collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than for fair consideration in the Ordinary Course of Business;
(xiii) except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;
(xiv) made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;
(xv) proposed, adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;
(xvi) entered into any joint venture, partnership or similar arrangement;
(xvii) entered into or became subject to any power of attorney;
(xviii) commenced or settled any material Proceeding, other than in the Ordinary Course of Business;
(xix) revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;
(xx) abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property other than in the Ordinary Course of Business;
(xxi) amended, modified, terminated, canceled or permitted to lapse any insurance policies;
(xxii) agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.
(d) The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of additional Transaction Expenses estimated through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.
2.7 Undisclosed Liabilities.   Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), or (c) those which are not, individually or in the aggregate, material in amount. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.
2.8 Litigation; Legal Compliance; Permits.
(a) Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.

(b) There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.
(c) Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted and as planned to be conducted by the Company Parties. Except as set forth on Section 2.8 of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. To the Knowledge of the Company, all such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges. Since January 1, 2017, (i) there has not occurred any default under any Permit by the Company Parties (except where such default would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect), (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or modification of any Permit or with respect to any failure by the Company Parties to have any Permit required in connection with the operation of their businesses and no material violations have been recorded in respect of any Permits, and (iii) to the Knowledge of the Company, there have been no threatened claims, actions, suits or other proceedings or investigations before or by any Governmental Body that would reasonably be expected to result in the revocation or termination of any such license, approval, consent, registration or permit that is material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
(d) There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.
2.9 Tax Matters.
(a) Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes of the Company Parties due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid.
(b) All Taxes of the Company Parties not yet due and payable have been fully accrued on the books of the relevant Company Party.
(c) No Company Party currently is the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2017, no claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties other than Permitted Liens.
(d) Each Company Party has timely and properly withheld (i) all Taxes required to have been withheld in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person and (ii) all sales, use, ad valorem, and value added Taxes. The Company Parties timely remitted all withheld Taxes to the proper Governmental Body in accordance with all applicable Laws. All Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(e) No Company Party has ever been a member of any Affiliated Group.
(f) No Company Party is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), or otherwise. No Company Party is party to any Tax Sharing Agreements (other than Ordinary Course Tax Sharing Agreements). All amounts payable with respect to (or by reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.
(g) Less than fifty (50%) of the Company’s and each Subsidiary’s assets consist of interests in “United States real property interests” within the meaning of Code Section 897(c).
(h) There is no audit or other Proceeding in progress, pending, proposed or threatened with respect to any Taxes or Tax Returns of, or with respect to, any Company Party. No Company Party has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled.
(i) None of the Company Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of any Company Party. No power of attorney granted by any Company Party with respect to any Taxes is currently in force.
(j) No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(k) No Company Party has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No Company Party has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Code Section 355(i) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.
(l) No Company Party has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).
(m) No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of  (i) an installment sale transaction occurring on or before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) any material prepaid amounts or deferred revenue; (iv) an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) on or prior to the Closing Date; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Law).
(n) No Company Party has made an election (including a protective election) pursuant to Code Section 108(i), Code Section 965(h) or Code Section 965(n).
(o) No Company Party currently uses the cash method of accounting for income Tax purposes.
(p) No Company Party has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Code Section 455, Code Section 456 or any corresponding or similar provision of Law.

(q) No Company Party owns an interest in any Flow-Thru Entity.
No representation contained in this Section 2.9 shall relate to Taxes payable in any Post-Closing Tax Period (or post-closing portion of a Straddle Period) other than the representations contained in Sections 2.9(m), (n), and (o).
2.10 Real Property; Personal Property.
(a) None of the Company Parties own or have fee title to any real property.
(b) Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default on the part of the Company or any of its Subsidiaries. No tenant, licensee or other occupant is in default under any of the Leases and no event or circumstance exists that, with the notice or lapse of time, or both, would constitute a default by the tenant, licensee or occupant. Except as set forth on Section 2.10(b) of the Company’s Disclosure Schedule, no consent or approval is required of any party for the consummation of the Transaction under any Company Lease
(c) Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.
(d) Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no OC Holder or the Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no OC Holder or the Company Party has received any written notice of any pending special Tax, levy or assessment for benefits or betterments that affect any parcel of Leased Real Property; and (iv) no OC Holder or Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.
(e) Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule and except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other items tangible personable property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth in Section 2.10(e) of the Company’s Disclosure Schedule, all of the assets, inventory, machinery, equipment and other items tangible personable property reflected on the Financial Statements or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.
(f) Except as set forth in Section 2.10(f) of the Company’s Disclosure Schedule, all of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in the Ordinary Course of Business following the Closing.

2.11 Intellectual Property.
(a) The former and current products, services and operation of the Business have not infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person, solely in the countries where the Company has developed, manufactured, imported, used, offered for sale, licensed or sold such products and services or operated the Business. No OC Holder or Company Party has received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To Company’s Knowledge, no Person is challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.
(b) The Company Parties own or have the right to use all Intellectual Property that is used in or under development for, and material to, the Business, solely in the countries where the Company has developed, manufactured, imported, used, offered for sale, licensed or sold such Intellectual Property or operated the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) patent, trademark, service mark, Internet domain name, and copyright registration or application, material unregistered Trademark and material Software which is owned by the Company Parties and (ii) item of Intellectual Property which is utilized in the operation of the Business (excluding licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000. Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, to the Company’s Knowledge, all the Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule is valid and enforceable. A Company Party is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens, and the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(i) of the Company’s Disclosure Schedule that is an issued patent, patent application, registration or application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).
(c) The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or confidential information has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any Intellectual Property for the Company Parties written assignments of any such Intellectual Property to one of the Company Parties, and the Company has delivered true and complete copies of such assignments to GTY. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.
(d) No funding or facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee or, to the Knowledge of the Company, contractor or consultant, who was involved in, or contributed to, the creation or development of any Owned Intellectual Property has performed services for any Governmental Body or a university, college or other educational institution or research center during a period of time during which such employee was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body Authority to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.

(e) All Software set forth on Section 2.11(b)(i) of the Company’s Disclosure Schedule (i) conforms in all material respects with all specifications, representations, warranties and other descriptions published by the Company Parties or provided in writing by the Company Parties to their customers, (ii) in all material respects, is operative for its intended purpose free of any material defects or deficiencies and (iii) have been maintained by the Company Parties on their own behalf or on behalf of their customers to their reasonable satisfaction and in accordance with the Company Parties’ contractual obligations to their customers and Company’s maintenance policy. Company uses commercially available Software programs designed to detect and remove Unauthorized Code and, to the Company’s Knowledge, the Software set forth on Section 2.11(b)(i) of Company’s Disclosure Schedule does not contain any Self-Help Code or Unauthorized Code, other than Self-Help Code incorporated in such Software by the Company as an intended feature of such Software. No Person other than the Company Parties possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software, and all such source code is in the sole possession of the Company Parties and has been maintained strictly confidential. None of the Company Parties has any obligation to afford any Person access to any such source code. The Company Parties are in possession of all other material necessary for Company’s use of the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in, or currently under development for, the Business.
(f) Except as set forth on Section 2.11(f) of the Company’s Disclosure Schedule, (i) no Software, product or service of the Company Parties (including any Software, product or service of the Company Parties currently under development) contains, is linked to or otherwise uses any code that is, in whole or in part, subject to the provisions of any license to Publicly Available Software, and (ii) all Publicly Available Software used by the Company Parties has been used in its entirety and without modification.
(g) No Publicly Available Software has been combined with, linked to or distributed with or used in whole or in part in the former or current development of any part of the Owned Intellectual Property, nor used, licensed or distributed to any third party in any combination with Owned Intellectual Property in a manner that may (i) require, or condition the use or distribution of any Owned Intellectual Property on, the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.
(h) The IT Assets are in all material respects operational; fulfill the purposes for which they were acquired or developed; and where appropriate, have hardware and Software support, maintenance and trained personnel available to Company, which are sufficient in all material respects for the current and anticipated future needs of the Business. The Company Parties have taken reasonable steps consistent with prevailing industry standards to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats, to the extent applicable, for all Software licensed in by Company which are part of the IT Assets.
(i) Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.
(j) The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.
(k) The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding an alleged Security Breach or material Security Incident. None of the Company Parties has received any written complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(l) The Company Parties are and always has been in compliance in all material respects with all applicable Privacy and Security Requirements. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the operation of the Business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.
(m) The Company Parties have implemented Privacy Policies as required by applicable Privacy and Security Requirements, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any applicable Privacy and Security Requirements.
(n) The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to cause compliance in all material respects with all applicable Privacy and Security Requirements.
2.12 Material Contracts.
(a) Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than any Employee Benefit Plan of the Company Parties):
(i) each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;
(ii) each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of  $25,000 or the loss of which would material to the Company Parties or the Business;
(iii) each Real Property Lease;
(iv) each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;
(v) each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;
(vi) each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;
(vii) each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;
(viii) each Contract for Debt in excess of  $50,000;
(ix) each collective bargaining agreement with any labor union currently in force and effect;
(x) each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;

(xi) each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon on the Company Parties;
(xii) each (A) Contract relating to the development, ownership, registration or enforcement of Intellectual Property (other than non-exclusive licenses granted to customers of the Company Parties in the Ordinary Course of Business and intellectual property assignment agreement with employees of the Company Parties, in each case in the form provided by the Company Parties to GTY and (B) material Intellectual Property License, other than licenses of commercially available off-the-shelf software having a replacement cost of less than $25,000;
(xiii) each current Government Contract and Government Contract Bid;
(xiv) each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties;
(xv) each Contract set forth in Section 2.18 of the Company’s Disclosure Schedule; and
(xvi) any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).
(b) The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) to the Knowledge of the Company, no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.
2.13 Government Contracts and Bids.
(a) Except as set forth on Section 2.13(a) of the Company’s Disclosure Schedule, with respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):
(i) Each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;
(ii) All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.

(iii) The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.
(iv) During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Company’s Knowledge, have any of the Companies Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.
(v) No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.
(vi) There is no Proceeding pending or, to the Company’s Knowledge, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b), or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.
(vii) Neither the Company Parties nor, to the Company’s Knowledge, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.
(viii) The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.
(ix) The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Company’s Knowledge, no such suspension or debarment has been initiated or threatened.
(x) There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.
(xi) Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.
(xii) The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.
(xiii) The Company Parties have complied in all material respects with all terms and conditions, including military specifications and other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.
(xiv) No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.

(b) The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.
(c) To the Knowledge of the Company Parties, all former U.S. government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.
2.14 Insurance.   Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies are maintained with reputable insurers, cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws and Contracts applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect. There are no claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any notice or other communication regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.
2.15 Employees.
(a) Except as set forth on Section 2.15(a) of the Company’s Disclosure Schedule none of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties.
(b) Section 2.15(b) of the Company’s Disclosure Schedule sets forth a true and complete list of all employees of the Company Parties including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave), date of hire, and any other perquisites. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.
(c) Section 2.15(c) of the Company’s Disclosure Schedule sets forth a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and to-date in 2018.
(d) The Company Parties are in material compliance with all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.

(e) The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.
(f) The Company Parties, as applicable, has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.
(g) Section 2.15(g) of the Company’s Disclosure Schedule lists all employees, independent contractors, consultants and temporary employees covered by any written non-competition or non-solicitation Contract with the Company Parties, and the Company Parties have provided or Made Available to GTY the current and complete copies of each such Contract. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.
(h) The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.
2.16 Employee Benefits.
(a) Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent obligation or liability (each, a “Company Benefit Plan”). Any Company Benefit Plan in which any non-U.S. current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries participates is a “Foreign Benefit Plan”.
(b) With respect to each Company Benefit Plan, and each Foreign Benefit Plan, as applicable, the Company has Made Available in the electronic data room to GTY copies of  (i) such Company Benefit Plan or Foreign Benefit Plan and any amendments thereto and, with respect to any unwritten Company Benefit Plan or Foreign Benefit Plan, a written description of the terms of such plan, (ii) the most recent summary plan description (if any), (iii) the three most recent annual reports on Form 5500s and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three most recent compliance and nondiscrimination tests, (v) the Annual Financial Statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material correspondence with the Internal Revenue Services, the U.S. Department of Labor, or any other Governmental Body.
(c) With respect to each Company Benefit Plan, including any Foreign Benefit Plan: (i) each has been maintained, funded, operated, and administered in accordance with its terms and in material compliance with all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan and Foreign Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification and, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan, and (iv) if required, each Foreign Benefit Plan is registered and approved by the applicable Governmental Body.

(d) Except as set forth on Section 2.16(d) of the Company’s Disclosure Schedule, (i) if intended to qualify for special Tax treatment, each Foreign Benefit Plan meets all requirements for such treatment, (ii) if required to be registered, each Foreign Benefit Plan has been registered and has been maintained in good standing with the applicable Governmental Bodies, and (iii) the fair market value of the assets of each Company Benefit Plan, including each Foreign Benefit Plan, the liability of each insurer for each Company Benefit Plan, including each Foreign Benefit Plan, funded through insurance, or the book reserve established for any Company Benefit Plan, including each Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Company Benefit Plan and Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan or Foreign Benefit Plan, and each Company Benefit Plan and Foreign Benefit Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.
(e) Except as set forth on Section 2.16(e) of the Company’s Disclosure Schedule, no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored or contributed to, or has, sponsored, contributed to or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA), (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(f) No Company Benefit Plan or Foreign Benefit Plan provides health, life, death or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than as required by Section 4980B of the Code, or similar applicable law.
(g) With respect to the Company Benefit Plans and Foreign Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. The Company Parties and each ERISA Affiliate have, for purposes of each Company Benefit Plan and Foreign Benefit Plan, and for all other purposes, correctly classified all individuals performing services for any such entity as employees, independent contractors, temporary employees, and consultants, as applicable.
(h) No Company Party has any obligation or commitment to pay, “gross up”, or otherwise indemnify any Person with respect to Taxes under Section 409A or 4999 of the Code.
(i) Except as set forth in Section 2.16(i) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan or Foreign Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit, or (iv) result in any payment that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).
(j) Each Company Benefit Plan has been maintained and operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder or an available exemption therefrom, and no Company Benefit Plan will result in any participant incurring income acceleration or Taxes under Section 409A of the Code.
(k) Except as set forth on Section 2.16(k) of the Company’s Disclosure Schedule, (i) each Foreign Benefit Plan required to be registered or approved has been registered or approved and has been maintained and administered in good standing with applicable Governmental Bodies; (ii) each Foreign

Benefit Plan that is intended to qualify for favorable tax benefits under the applicable Laws of any jurisdiction is so qualified, and no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such status; (iii) each Foreign Benefit Plan that is required to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, in accordance with applicable accounting standards and/or non-US Laws; (iv) no Foreign Benefit Plan is a defined benefit pension plan or scheme; (v) each Foreign Benefit Plan that provides benefits after termination of employment, other than any pension plan, can be terminated upon reasonable notice without obligation or liability to the applicable entity, GTY or any of their respective Affiliates, except as provided otherwise by applicable Law; and (vi) there are no unfunded liabilities for deferred compensation, pension benefits, pension schemes, termination gratuities and termination indemnities related to any period of time prior to the Closing under any Foreign Benefit Plan or with respect to any employees or former employees of any Company outside of the United States, except for any liabilities reflected on the financial statements of the Company.
2.17 Environmental, Health, and Safety Matters.   Except for matters set forth in Section 2.17 of the Company’s Disclosure Schedule, and except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:
(a) The Company Parties and the Business are, and since January 1, 2017 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.
(b) The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since January 1, 2017. A list of all such Permits is set forth on Section 2.17(b) of the Company’s Disclosure Schedule.
(c) Since January 1, 2017, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.
(d) No Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.
(e) None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.
(f) There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.
(g) Section 2.17(g) of the Company’s Disclosure Schedule lists written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past five (5) years by the Company Parties which are in the Company Parties’ possession and control.
2.18 Affiliate Transactions; Certain Business Relationships.   Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any OC Holder or Company Party, or any of their respective Affiliates, on the other hand, (b) no OC Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no OC Holder or Affiliate of any OC Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on in Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis on terms no less favorable to the Company Parties than could have been obtained from an unrelated third party.

2.19 Anti-Corruption Laws.
(a) None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.
(b) The Company Parties and their respective directors, managers, officers, and, to the Knowledge of the Company, their respective employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.
2.20 Customers.
(a) Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.
(b) No event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Customer. Since January 1, 2017, no Key Customer (A) has canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Customer has threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company or its Subsidiaries do not provide any special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.
2.21 Suppliers.
(a) Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.
(b) No event has occurred that would materially and adversely affect the Company’s and any of its Subsidiary’s relations with any such Key Supplier. Since January 1, 2017, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects or

(E) materially modified its business relationship with the Company or any of its Subsidiaries. To the Knowledge of the Company, no Key Supplier has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement.
2.22 Accounts Receivable; Notes Receivable; Accounts.
(a) Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts and notes receivable of the Company and its Subsidiaries (“Accounts Receivable”). The Accounts Receivable represent or will represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. Except to the extent paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the notes and accounts receivable as of the Closing Date than the reserve reflected on the Interim Financial Statements represented of the notes and accounts receivable reflected therein and will not represent a material adverse change in the composition of such accounts and notes receivable in terms of aging). Except as set forth in Section 2.22(a) of the Company’s Disclosure Schedule, each of such accounts and notes receivable either has been or will be collected in full, within ninety (90) days after the date on which it first becomes due and payable.
(b) Except as set forth in Section 2.22(b) of the Company’s Disclosure Schedule, (i) no account debtor or note debtor has refused or threated to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor or note debtor is insolvent or bankrupt, (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries, and (iv) no contest, claim, defense or right of setoff, other than returns in the ordinary course of business relating to the amount or validity of such note or account receivable.
(c) All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Fiscal Year End, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.
(d) Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.
2.23 Books and Records.   The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to GTY, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING GTY
As an inducement to OC Holders to enter into this Agreement and to consummate the Transactions, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the OC Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:
3.1 Organization, Qualification and Power.   Each GTY Party (i) is duly organized or incorporated, validly existing and in good standing under the Laws of Massachusetts, Delaware or the Cayman Islands, as applicable, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized, incorporated or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.2 Authorization of Transaction.   Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board and the board of directors of Merger Sub have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. The representations and warranties set forth in this Section 3.2 shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
3.3 Capitalization.
(a) The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.
(b) GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY. No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding

GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY or obligating of the Subsidiaries of GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.
(c) Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.
3.4 Non-contravention; Required Consents.
(a) Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any GTY Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction. The representations and warranties set forth in this Section 3.4(a) shall be made with respect to the Original Merger Agreement as of the Original Execution Date and with respect to this Amended and Restated Agreement as of the Execution Date.
(b) There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.
3.5 Brokers’ Fees.   Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.
3.6 SEC Filings; Financial Statements; Absence of Certain Changes.
(a) GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.
(b) Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
(c) The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintain a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.
3.7 Litigation; Legal Compliance.   Except as set forth in Section 3.7 of GTY’s Disclosure Schedule or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties, or affecting the Roll-Up Transactions; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.
3.8 Trust Account.   As of August 17, 2018, GTY has at least $562,277,933.00 Dollars in a trust account at UBS, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.”
ARTICLE 4

PRE-CLOSING COVENANTS
The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.
4.1 General.   Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection such Transaction, provided, that nothing herein shall require (x) any GTY Party to take any action to satisfy the conditions set forth in Section 6.2 or (y) any Company Party to take any action to satisfy the conditions set forth in Section 6.3, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.
4.2 Notices and Consents.   As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that no GTY Party shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required.

4.3 Operation of Business.   Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY, the Company shall, and shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar year ending December 31, 2018, in an aggregate amount not less than 90% of the budgeted amounts therefor under the capital expenditure and operating budgets, each as provided to GTY), (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 P.M. on the date immediately prior to the Closing Date and (vii) not to take any of the following actions, except in the Ordinary Course of Business:
(a) collect or discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;
(b) enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;
(c) (i) grant any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increase the compensation or benefits payable or provided (including vacation) to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider except such grants, announcements and increases set forth on Section 2.6(d)(vii) of the Company’s Disclosure Schedule or as required by existing Contracts; (ii) adopt, amend or terminate any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan, (iii) hire, promote, or change the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider or (iv) grant any equity or equity-based awards;
(d) issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;
(e) make any change in its accounting, auditing or tax methods, principles, periods, practices or elections, including any change or modification to the cash management customs and practices (including the collection of receivables, payment of payables, maintenance of inventory and credit practices), other than those required by applicable Law or GAAP;
(f) commit to make any future capital expenditure not made prior to Closing, except for capital expenditures that are consistent with the capital expenditure and operating budgets provided to GTY;
(g) amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or
(h) agree or commit to do any of the foregoing.
Notwithstanding the foregoing, the Company shall be permitted to enter into the Bridge Loan, if applicable.

4.4 Access and Cooperation.
(a) The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.
(b) All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated June 18, 2018, as amended (the “Confidentiality Agreement”), between GTY and the Company. Notwithstanding anything herein or therein to the contrary, the Company and the OC Holders’ Representative (i) shall be permitted to disclose information as required by law or to employees or advisors of the OC Holders’ Representative or the Company, and to the OC Holders, in each case who have a need to know such information, on the condition that such persons are subject to confidentiality obligations with respect thereto, (ii) may share information in connection with the information statement or to the extent reasonably necessary and appropriate to secure consents and approvals required under this Agreement and (iii) any obligation to return or destroy information shall be tolled until the fulfillment of the OC Holders’ Responsibilities hereunder; provided, however, if the OC Holders’ Representative must disclose Confidential Information as required by law, the OC Holders’ Representative will provide prompt advance written notice to GTY prior to disclosing such Confidential Information so that GTY may seek an appropriate order or other remedy protecting such Confidential Information from disclosure or waive compliance with the terms of this Section 4.4(b) in writing, and the OC Holders’ Representative will reasonably cooperate with GTY to obtain such protective order or other remedy.
(c) In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.
4.5 Notice of Developments.   Each Party shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any of its covenants, conditions or agreements hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed by such Party under this Agreement had it existed or been known on the date hereof, (iii) gives such party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or GTY, or (v) would require any amendment or supplement to any GTY SEC Filing. Each Party shall have the obligation to supplement or amend its respective Disclosure Schedule with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warrant with respect to such matter contained in this Agreement, including for purposes of indemnification under Article 7; provided, further, that to the extent such supplement or amendment relates to any matter that occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure to operate the Company Parties and the Business in the Ordinary Course of Business from and after the date of this Agreement), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of  (i) the termination of this Agreement and (ii) the Closing Date.
4.6 No Solicitation of Transaction; No Trading.
(a) The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock, assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, representatives shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.
(b) The Company and OC Holders’ Representative acknowledges and agrees that each is aware, and the Company acknowledges and agrees that the Company Parties, the OC Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised by the Company), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and OC Holders’ Representative hereby agree, for themselves, and the Company agrees, on behalf of the Company Parties, the OC Holders and each of their respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate such information to any other Person, take any other action with respect to GTY, or cause or encourage any Person to do any of the foregoing.
4.7 SEC Filings.
(a) As promptly as practicable, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b) As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies and their Subsidiaries involved in the Roll-Up Transactions, GTY and the Company shall prepare and GTY shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. GTY and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the GTY Shareholders. GTY shall advise the Company promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY with all information concerning the OC Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees available to GTY and its counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the OC Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. GTY shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.
(c) At least five (5) days prior to Closing, GTY shall begin preparing, in consultation with the Company, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.
(d) The Company covenants and agrees that the information (i) relating to the OC Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, or (ii) provided by the Company or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
(e) GTY covenants and agrees that the information (i) relating to GTY or any of its Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition or (ii) relating to the Transaction or the Roll-Up Transactions, in any case, contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction or the Roll-Up Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (w) the time such information is filed, submitted or made publicly available, (w) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the GTY Shareholders, (y) the time of the GTY Shareholder Meeting, or (z) the Closing.
4.8 Registration Rights.   The Parties hereto agree to that Exhibit B hereto sets forth the registration rights relating to the GTY Common Stock to be issued to the OC Holders hereunder. The OC Holders agree to reasonably cooperate in good faith with GTY prior to reselling any GTY Common Stock the OC Holders receive hereunder (a) to ensure an orderly disposition of such GTY Common Stock and (b) to make such disposition in a manner that maximizes value for all holders of GTY Common Stock.
4.9 Investor Presentations.   Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.
4.10 Certain Business Relationships.   The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.
4.11 Remaining Stockholder Notices.   The Company will, in accordance with applicable Law and its organizational documents, on or before the fifteenth (15th) Business Day after the date of this Agreement, mail to any OC Holder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of Section 262 of the DGCL (such written consent, the “Written Consent” and each such OC Holder, a “Remaining Stockholder”) a request that such OC Holder execute the written consent of the OC Holders approving the Merger as provided in Section 264 of the DGCL and that such OC Holder waive any appraisal rights of Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to the OC Holders approval of the Merger. Approval of this Agreement by the OC Holders will not restrict the ability of the Company’s board of directors thereafter to terminate or amend this Agreement to the extent permitted by this Agreement and not prohibited by Subchapter IX of the DGCL. Within ten (10) Business Days after the date of this Agreement, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information. Such information statement or other information will be mailed by the Company to the Remaining Stockholders not later than twenty (20) Business Days after the date of this Agreement.
4.12 Exercise of Company Rights.   Upon the request of GTY, the Company or any OC Holder, as applicable, shall exercise any rights it may have under the Company’s organizational documents or other agreement among the OC Holders to compel the OC Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of OC Shares or similar rights, in each case, to the extent permitted by applicable Law.
4.13 Financial Statements and Related Information.   The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.13, the “PCAOB Financial Statements”)
4.14 GTY Merger.   GTY agrees that the securities to be issued to the GTY Shareholders in connection with the GTY Merger shall be GTY Common Stock identical to the GTY Common Stock constituting Merger Shares hereunder.
4.15 Holdings Assignment.   GTY will assign to Holdings all of GTY’s rights, interests and obligations under this Agreement and all agreements in connection with the Roll-Up Transactions.
4.16 Bridge Loan.   In the event that the Closing has not occurred on or before January 25, 2019 (the “Funding Date”) and this Agreement is still in effect as of the Funding Date, GTY shall lend the Company on the Funding Date the principal amount of  $490,000 bearing simple interest at a rate of 4.0% per annum pursuant to the terms of a customary, unsecured promissory note (the “Bridge Loan”). If made, GTY shall forgive the Bridge Loan at Closing and the Cash Purchase Price shall be reduced by the principal and interest then outstanding under the Bridge Loan.
ARTICLE 5

POST-CLOSING COVENANTS
The Parties agree as follows with respect to the period following the Closing:
5.1 General.   Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.
5.2 D&O Indemnification.
(a) From and after the Closing, GTY shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the GTY Board, provide or shall cause to be provided to each individual who becomes a director of any GTY Party (the “Covered Persons”), rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents of the Company.

(b) For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals.
(c) From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of GTY assume the obligations set forth in this Section 5.2.
(d) The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.3 Surviving Company Equity Incentive Plan.   Promptly following the Closing, GTY will cause to be established in the Surviving Company an equity incentive plan to which 300,000 shares of GTY Common Stock will be reserved for issuance of restricted stock units or other equity-based awards to be granted with performance-based vesting to employees of the Surviving Company, with all such shares to be committed for issuance pursuant to such restricted stock units or other awards in the applicable employment agreements. Such shares shall be registered on a registration statement on Form S-8 no earlier than sixty (60) days after the Closing Form 8-K is filed with the SEC.
5.4 Tax Matters.
(a) Tax Returns.
(i) The Company shall (A) prepare and timely file, or cause to cause the relevant Company Party to prepare and timely file all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “Company Prepared Returns”) and (B) timely pay, or cause the relevant Company Party to pay, all Taxes that are shown as payable with respect to Company Prepared Returns. All Company Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries and, to the extent applicable, the conventions provided for in accordance with Section 5.4(a)(iii).
(ii) GTY shall cause the relevant Company Party to prepare and timely file all Tax Returns of the Surviving Company that are due after the Closing Date (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return includes a Tax for which the OC Holders are required to indemnify a GTY Indemnitee pursuant to Section 7.1(a), such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 5.4(a)(iii), unless required otherwise by Law. At least twenty (20) days prior to filing any GTY Prepared Return that includes a Tax for which the OC Holders are required to indemnify a GTY Indemnitee pursuant to Section 7.1(a) such GTY Prepared Return shall be submitted to the OC Holders’ Representative. GTY shall incorporate any timely and reasonable comments made by the OC Holders’ Representative in the final Tax Return prior to filing.
(iii) The OC Holders’ Representative, the OC Holders and GTY agree with respect to certain Tax matters as follows:
(A) The Tax years of the Company Parties organized under U.S. Tax Laws shall end for U.S. federal income Tax purposes as of the end of the Closing Date and, to the extent permissible under applicable Laws, the Company Parties shall elect to have each of its other Tax years end as of the end of the Closing Date.

(B) To treat all indemnification payments under this Agreement as adjustments to the Purchase Price for all relevant Tax purposes.
(C) To treat all interest and other earnings on the Indemnity Escrow Account as income of the OC Holders in accordance with the transition rule set forth in Proposed Treasury Regulation Section 1.468B-8(h)(2).
(D) That no election under Code Section 338(g) or Code Section 336(e) shall be made with respect to the acquisition (or sale) of the shares of any Company Party contemplated by this Agreement.
Unless otherwise required by Law, neither the OC Holders nor GTY shall take any position (and GTY shall not allow any Company Party or any of its other Affiliates to take any position) during the course of any audit or other Proceeding with respect to any Taxes or Tax Returns (whether or not a Tax Contest) that is inconsistent with any election, position, or agreement provided for in this Section 5.4(a)(iii).
(b) Apportionment of Taxes. For purposes of determining the amount of Taxes that are attributable to a Pre-Closing Tax Period (or portion of any Straddle Period ending on or prior to the Closing Date) the parties agree as follows:
(i) In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period and with respect to property owned by a Company Party on or before the Closing Date, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire period by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period.
(ii) In the case of Taxes imposed on any Company Party, GTY or any other GTY Indemnitee as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books), such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.
(iii) In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the relevant Company Party filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (ii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.
(c) Cooperation.   GTY, the Company, the OC Holders’ Representative and each OC Holder shall, to the extent related to a Pre-Closing Tax Period or Straddle Period (i) assist in the preparation and timely filing of any Tax Return of any Company Party, (ii) assist in any audit or other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest), (iii) make available any information, records or other documents relating to any Taxes or Tax Returns of any Company Party; (iv) provide any information necessary or reasonably requested to allow GTY or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.
(d) Tax Contests.   GTY shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes of any Company Party (a “Tax Contest”); provided, however, that the OC Holders’ Representative, at the sole cost and expense of the OC Holders, shall have the right to participate in any such Tax Contest to the extent it relates solely to

Taxes for a Pre-Closing Tax Period.   GTY shall not extend any statute of limitations, concede or stipulate any material issues, settle, appeal, or institute any court action with respect to any such Tax Contest without the consent of the OC Holders’ Representative (not to be unreasonably withheld, delayed or conditioned; provided that it is understood that withholding any such consent shall be reasonable if the OC Holders’ Representative’s position has substantial authority).
(e) Transfer Taxes.   All federal, state, local, non-U.S. transfer, excise, sales, use, ad valorem value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the shares in the Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid by the OC Holders.
(f) Consolidated Returns.   Notwithstanding anything to the contrary in this Agreement, if GTY or Holdings files affiliated returns, consolidated returns, combined group returns, unitary group returns, or other group recognized by applicable Tax Law, neither the OC Holders nor the OC Holders’ Representative shall be liable to GTY, Holdings or any other party to the Roll-Up Transactions for any Taxes attributable to any transaction that occurs on the Closing Date after the Closing.
(g) Tax Refunds.
(i) Subject to Section 5.4(g)(iii), all refunds of Taxes (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.4(e)) of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.4(b)) (whether in the form of cash received from the applicable Governmental Body or a direct credit against Taxes that are not indemnified pursuant to Section 7.1(a)) shall be for the benefit of the OC Holders.
(ii) To the extent that GTY or any Company Party receives a refund that is for the benefit of the OC Holders, GTY shall pay to the Company for distribution to the OC Holders the amount of such refund (without interest other than interest received from the Governmental Body) net of (i) any Taxes (including any Taxes that would be imposed on a distribution of any portion of such refund to GTY); and (ii) any expenses that GTY, a Company Party, or any of their Affiliates incur (or has or will incur) with respect to such refund (and related interest); provided that GTY shall provide the OC Holders’ Representative with an accounting of any such Taxes and expenses. The net amount due to the OC Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).
(iii) Nothing in this Section 5.4(g) shall require that GTY make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY or the applicable Company Party) that is with respect to any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date).
(h) Tax Treatment.   None of GTY, Merger Sub, the Company or any of their respective Affiliates shall take any action that would reasonably be likely to prevent the Merger from qualifying as part of a tax free Code Section 351 transaction (the “351 Transaction”) and prior to the Effective Time, GTY, Merger Sub, the Company and their respective Affiliates shall cause the Merger to qualify as part of a Section 351 Transaction.
(i) 351 Transaction.   GTY shall:
(i) Ensure that the Merger will qualify as part of a tax-free transaction under Section 351 of the Code;
(ii) Ensure all shareholders in the Roll-Up Transactions who contribute property to Holdings (or are treated as contributing property to Holdings through a merger transaction) and do not receive any stock in Holdings for services or for consideration that does not constitute property;

(iii) Ensure that all of the property transferred to Holdings in the Roll-Up Transactions occurs as part of an integrated transaction for Tax purposes;
(iv) Ensure that all of the Persons contributing property to Holdings (or treated as contributing property to Holdings through a merger transaction) in the Roll-Up Transactions have control of Holdings within the meaning of Section 368(c) of the Code immediately after and as a result of the property transfers in Roll-Up Transactions;
(v) Ensure that Section 367 of the Code will not cause any part of the 351 Transaction to be taxable to the OC Holders;
(vi) Ensure that no part of the Roll-Up Transactions would fall under the “investment company” provisions of Section 351(e) of the Code; and ensure that none of Holdings stock issued in the Roll-up Transactions is described in Treasury Regulation Section 1.351-1(a)(1)(ii) or that any transferor would otherwise be considered an “accommodation transferor” within the meaning of applicable Tax law.
ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE
6.1 Conditions to Obligations of OC Holders and GTY Parties.   The obligations of the Company, GTY and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:
(a) the Registration Statement shall have been declared effective by the SEC;
(b) the Required Vote shall have been obtained;
(c) there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;
(d) the GTY Share Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Share Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account and/or available from Alternative Financing Sources; and
(e) The GTY Merger has been declared effective.
6.2 Conditions to Obligations of GTY and Merger Sub.   The obligations of each of GTY and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:
(a) the representations and warranties of the Company contained in Article 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations (but excluding, with respect solely to Contracts, the representations made in Section 2.4(b)), which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);
(b) each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;
(c) there shall not have been a Material Adverse Effect with respect to any OC Holder, any Company Party or the Business;

(d) the Company shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of each Company Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;
(e) the Consents or Permits set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;
(f) OC Holders’ Representative shall have delivered to GTY the Escrow Agreement executed by OC Holders’ Representative and the Escrow Agent;
(g) each of the Founders shall have delivered to GTY a duly executed Founder Lock-Up Agreement;
(h) the Company shall have delivered to GTY an affidavit, signed under perjury, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h), stating that the Company is not, and has not been during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;
(i) the Company shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Company Party;
(j) the Company shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company Disclosure Schedule;
(k) the Company shall have delivered to GTY duly executed pay-off letters (or other evidence of the pay-off of Debt), releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties (including the Company Indebtedness Paid at Closing) and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;
(l) the Company shall have delivered to GTY the Option Notice Letters duly executed by each holder of Options;
(m) no more than 5% of the OC Shares shall be Dissenting Shares;
(n) no more than 5% of the OC Shares shall be Cash-Out Shares;
(o) the Founders shall have approved and adopted this Agreement pursuant to the Written Consent in the form attached hereto as Exhibit C (the “OC Holder Consent”) by 12:00 noon EDT on the day after the date of this Agreement;
(p) the Company shall have delivered to GTY the executed employment agreements of the Founders, in the forms attached hereto as Exhibits G;
(q) the Company shall have delivered to GTY the executed restrictive covenant agreements of the Founders, in the forms attached hereto as Exhibits H;
(r) GTY has received the PCAOB Financial Statements of the Company in a form reasonably satisfactory to GTY;
(s) the Roll-Up Transactions shall have closed or will close substantially simultaneously with the Closing;
(t) the PCAOB Financial Statements shall not, with respect to the Company’s revenue only, materially deviate from the Annual Financial Statements or Interim Financial Statements for each of (i) the twelve (12) month-period ended December 31, 2017, and (ii) the six (6) month period ended June 30, 2018, in the case of  (i) and (ii), as determined in good faith by GTY.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.

6.3 Conditions to Obligations of the Company.   The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:
(a) all of the representations and warranties of GTY and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date, and except to extent arising from the entry into or consummation of an agreement with an Alternative Financing Source);
(b) each of GTY and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;
(c) GTY shall have delivered to the Company a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;
(d) GTY shall have issued and delivered the Merger Shares (less the Escrow Shares), the Company Indebtedness Paid at Closing, the Expense Fund and the Cash Consideration to the Exchange Agent;
(e) GTY shall have deposited the Escrow Shares with the Escrow Agent;
(f) The founder shares of GTY Common Stock held by GTY’s sponsor and the shares of GTY Common Stock held by similarly situated participants (based upon their role with the applicable target company and the amount of equity held in the applicable target company) in the Roll-Up Transactions shall be subject to lock-up terms substantially similar to those set forth in the form of Founder Lock-Up Agreement attached hereto as Exhibit F;
(g) GTY shall have delivered to OC Holders’ Representative the Escrow Agreement executed by GTY and the Escrow Agent;
(h) GTY shall have delivered to the Founders the executed employment agreements of the Founders, in the forms attached hereto as Exhibits G; and
(i) GTY shall have assigned to Holdings all of GTY’s rights, interests and obligations under this Agreement and Holdings shall have accepted such assignment.
All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Company.
ARTICLE 7

REMEDIES FOR BREACHES OF THIS AGREEMENT
7.1 Indemnification.
(a) Indemnification by OC Holders.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, the OC Holders shall indemnify and hold harmless GTY, its Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any Company Party contained in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the OC Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the final Cash Consideration, (v) any Tax of any Company Party for a Pre-Closing Tax Period or pre-closing portion of a Straddle Period as determined pursuant to Section 5.4(b) to the extent such Taxes are not included in the calculation of Closing Date Indebtedness, as finally determined, (vi) any claim by any holder of Options with respect to the exercise, termination or cancellation of such Options, (vii) any Asserted Indemnifiable Third Party Claim (collectively, the “GTY Indemnifiable Matters”). OC Holders and OC Holders’ Representative acknowledge and agree that no OC Holder or controlling Affiliate of any OC Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any GTY Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2 of this Agreement) with respect to any Loss paid by the OC Holders pursuant to this Article 7.
(b) Indemnification by GTY and Holdings.   Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY and Holdings shall indemnify and hold harmless each OC Holder and each of their Affiliates and their respective and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “OC Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or in any Ancillary Agreement or (iii) or any Third Party Claim related to the foregoing that alleges facts that, if true, would entitle the OC Holder Indemnitees to recovery under this Article 7 (collectively, the “OC Holder Indemnifiable Matters” and, together with the GTY Indemnifiable Matters, the “Indemnifiable Matters”).
7.2 Limitations on Indemnification.
(a) Survival.
(i) The representations and warranties in this Agreement, any Ancillary Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations shall survive indefinitely and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.
(ii) The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is 90 days after such covenants have been performed in accordance with their terms, except that the covenants set forth in Section 4.11 shall survive the Closing and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations period applicable to the underlying subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).
(iii) Any claim related to any intentional misrepresentation or fraud may be made at any time without limitation.
Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved. No knowledge of, or investigation by or on behalf of, any party hereto will constitute a waiver of such party’s right to enforce any covenant, representation or warranty contained herein against any of the other parties or affect the right of a party to indemnification.
(b) Threshold.   Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $145,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of or inaccuracy in any Fundamental Representation, or (z) any intentional or fraudulent breaches of any representations or warranties. With respect to any claim any GTY Party may be entitled to indemnification pursuant to Section 7.1(a)(i), other than with respect to the Fundamental Representations, no amount shall by payable by any Indemnifying Party unless and until such amounts, in the aggregate, exceed $25,000.

(c) Liability Cap.   $2,900,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided, that the foregoing limitation shall not apply in respect of any Losses (and such Losses shall not reduce the foregoing limitation) relating to (i) any breach of or inaccuracy in any Fundamental Representation (in which case liability will be capped at the total amount of the Merger Consideration), (ii) any intentional or fraudulent breaches of any representations or warranties or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $4,350,000 (which limitation shall not be reduced by any Losses recovered hereunder except for Losses relating to a breach of or inaccuracy of the representations and warranties set forth in Section 2.11). In no event will any OC Holder be liable to the GTY Indemnitees for any amounts in excess of the portion of the Merger Consideration actually received by, or in the case of any escrowed amounts hereunder, allocated to, such OC Holder (except with respect to fraud or intentional misrepresentation committed by such OC Holder).
7.3 Notice of Loss; Third-Party Claims.
(a) If a GTY Indemnitee or a OC Holder Indemnitee (the “Indemnified Party”) intends to make claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(b) If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third Party Claim”), within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim:
(i) the Indemnifying Party shall diligently and in good faith defend such Third Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;
(ii) the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third Party Claim; and

(iii) the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.
Notwithstanding anything to the contrary in this Section 7.3, the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if  (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Indemnifying Party has failed or is failing to defend in good faith such Third-Party Claim, (iv) the assumption of the defense of the Third-Party Claim would, in the good faith judgment of the Indemnified Party, give rise to conflicts of interest, (v) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (vi) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, (vii) the Indemnifying Party’s counsel is not reasonably satisfactory to the Indemnified Party, or (viii) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party and such Indemnifying Party has funded the payment of such monetary damages in full, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to assume control of the defense of a Third-Party Claim in accordance with this Section 7.3, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party.
(c) To the extent that there is an inconsistency between Section 7.3 and Section 5.4 as it relates to a Tax matter, the provisions of Section 5.4 shall govern.
7.4 Other Indemnification Matters.   For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty or (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(x)), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.
7.5 Release of Escrow Amount from Escrow.
(a) Subject to the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the OC Holders pursuant to this Article 7, the Escrow Agent shall, upon the receipt of a joint written instruction from GTY and the OC Holders’ Representative, or written instruction from GTY attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7: either (x) an amount in cash equal to 100% of such Loss, to the extent the GTY Indemnitees have suffered out-of-pocket Losses, or (y) to the extent such Losses are not out-of-pocket Losses suffered by any GTY Indemnitee, an amount in cash equal to 50% of such Loss and the number of Escrow Shares equal to the lesser of:
(i) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 50% of the Loss, divided by (B) the 30-Day VWAP, calculated as of the date of such payment; and
(ii) that number of Escrow Shares then held in the Indemnity Escrow Account equal to (A) the amount of 50% the Loss divided by (B) $10.00, in each case, subject to the Escrow Agreement.
(b) Notwithstanding, the foregoing, the OC Holders shall have the right, but not the obligation, to (A) pay to any GTY Indemnitee, in cash from the remaining Cash Escrow Amount, an amount equal to the value of the Escrow Shares that otherwise would be released and delivered to such GTY Indemnitee in respect of such Loss or (B) to the extent no GTY Indemnitee has suffered out-of-pocket Losses, pay to any GTY Indemnitee, in Escrow Shares (calculated as set forth above), an amount equal to the cash that would otherwise be released from the Indemnity Escrow Account and delivered to such GTY Indemnitee in respect of such Loss.
(c) Concurrently with any such transfer of Escrow Shares to any GTY Indemnitee, OC Holders shall take all actions reasonably requested by GTY to effect such transfer, including delivering such certificates (if the Escrow Shares are certificated) and related transfer powers and indemnities by the OC Holders to the GTY Indemnitees and providing customary representations as to organization, existence and good standing of the OC Holders, the legal right and requisite power and authority of the OC Holders to execute and deliver such instruments of transfer, the ownership and title to the Escrow Shares so transferred, that each OC Holder has the sole right to transfer such Escrow Shares and has not granted any rights to purchase or interests of any kind in such Escrow Shares to any other Person, and that upon the closing of such transfer, the GTY Indemnitees shall receive record, legal and beneficial ownership of and good title to such Escrow Shares, free and clear of any Liens. The OC Holders hereby grants a power of attorney and proxy in favor of GTY to take any action to consummate any of the actions contemplated by this Section 7.5, which power of attorney and proxy is irrevocable, coupled with an interest and shall survive indefinitely.
7.6 Exclusive Remedy.   Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Adverse Consequences arising out of or relating to this Agreement or any Ancillary Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s intentional misrepresentation or fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement. For the avoidance of doubt, in the event that the GTY Indemnitees are entitled to indemnification from the OC Holders pursuant to this Article 7, the GTY Indemnitees shall in all cases proceed against the Cash Escrow Amount and the Escrow Shares until both are exhausted until exercising any other remedies (excluding remedies available in equity) that may be available to the GTY Indemnitees under this Agreement.
7.7 Roll-Up Transactions.   Except as otherwise provided in this Agreement, the Company and the OC Holders’ Representative acknowledge and agree that GTY and Merger Sub are not making any representations or warranties with respect to the Persons that are party to the Roll-Up Transactions, and that all rights to claims against such Persons will reside solely with GTY and that none of the Company Parties or the OC Holders will have any rights whatsoever to make such claims or be subrogated to such claims (except to the extent where such waiver is not permitted under applicable Law).
ARTICLE 8

TERMINATION
8.1 Termination of Agreement.   This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders referred to in Section 6.1(b), as follows:
(a) by mutual written consent of each Party;
(b) by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;
(c) by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;
(d) by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;
(e) from and after January 18, 2019, by either GTY or the Company if following the GTY Share Redemptions the aggregate amount of cash or cash equivalents in the Trust Account and/or available from Alternative Financing Sources is less than the Necessary Cash Amount;
(f) by GTY, (i) if any OC Holder or OC Holders’ Representative breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of any OC Holder becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by GTY to the breaching Party; provided, that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any OC Holder, any Company Party or the Business;
(g) by the Company, if GTY or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of GTY or Merger Sub becomes become untrue (except to extent such breach or failure to be true arises from the entry into or consummation of an agreement with an Alternative Financing Source), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by the Company to the breaching Party; provided, that no OC Holder or Company Party is in material breach of its obligations under this Agreement; (ii) if there has been a Material Adverse Effect with respect to any GTY Party;

(h) by GTY, if the OC Holder Consent shall not have been executed by the Founders and delivered to GTY by 12:00 noon EDT on the day after the date of this Agreement; or
(i) by GTY if the Company does not deliver to GTY the PCAOB Financial Statements and Reviewed Interim Financial Statements on or before December 31, 2018.
8.2 Effect of Termination.   If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from Loss for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.
ARTICLE 9

DEFINITIONS
“351 Transaction” has the meaning set forth in Section 5.4(h).
“Accounting Arbitrator” has the meaning set forth in Section 1.5(d).
“Accounts Receivable” has the meaning set forth in Section 2.23(a).
“Acquisition Proposal” has the meaning set forth in Section 4.6.
“Additional GTY Filings” has the meaning set forth in Section 4.7.
“Adjustment Amount” has the meaning set forth in Section 1.6(a).
“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided, that in no event shall Adverse Consequences include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third Party Claim.
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.
“Agreement” has the meaning set forth in the preface of this Agreement.
“Aggregate Cash-Out Option Amount” means the aggregate Cash-Out Option Amount associated with all Cash-Out Options.
“Alternative Financing Sources” means any source of immediately available funds which will be made available to GTY at the Closing, including through the issuance of debt or equity securities by GTY pursuant to definitive agreements (collectively, the “Financing Definitive Agreements”) entered into on or before January 18, 2019 and not at any time after such date terminated in accordance with their respective terms and conditions, excluding any such source(s) if GTY’s obtaining such funds or otherwise performing its obligations pursuant to the Financing Definitive Agreements relating to such source(s), singly or in the aggregate, has or would be reasonably expected to have a material adverse effect on the GTY Share Price or on the creditworthiness of GTY and its Subsidiaries taken as a whole.
“Ancillary Agreements” means the Escrow Agreement, the Founder Lock-Up Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.
“Annual Financial Statements” has the meaning set forth in Section 2.6(a).
“Asserted Indemnifiable Third Party Claim” means any Third Party Claim that alleges facts, that, if true, would entitle the GTY Indemnitees to recovery under Article 7; provided, however, that when determining any Losses or Adverse Consequences with respect to any Asserted Indemnifiable Third Party Claim, all other terms of Article 7 shall apply as if such Asserted Indemnifiable Third Party Claim were based on facts that were actually true, including, without limitation, all survival periods, the Threshold, all liability caps and all other applicable limits on the amount of recovery available to the GTY Indemnitees with respect to Losses.
“Bid” has the meaning set forth in Section 2.13(a).
“Breach Notice” has the meaning set forth in Section 7.3(a).
“Bridge Loan” has the meaning set forth in Section 4.16.
“Business” has the meaning set forth in the preliminary statements to this Agreement.
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Capital Stock” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.
“Cash Allocation Percentage” means, with respect to each OC Holder, (i) the percentage set forth opposite such OC Holder’s name under the heading “Cash Allocation Percentage” on Exhibit I, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) such OC Holder’s Pro Rata Portion, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, less (iii) the Purchase Price Escrow Amount, less (iv) the Cash Escrow Amount, less (v) the Company Indebtedness Paid at Closing, less (vi) the Expense Fund, plus (vii) the Estimated Closing Cash Amount.
“Cash Escrow Amount” means (i) $1,250,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) $1,450,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Cash-Out Option” means any Option that is (i) issued, unexercised and outstanding as of immediately prior to the Effective Time, and (ii) vested and exercisable as of immediately prior to the Effective Time under the terms of a Contract with the Company governing such Option.
“Cash-Out Option Amount” means, for any Cash-Out Option, an amount equal to the number of Cash-Out Option Shares underlying such Cash-Out Option, times the Option Cash Amount Per Share, minus the sum of exercise prices for all Cash-Out Option Shares underlying such Cash-Out Option.
“Cash-Out Option Holder” means any holder of a Cash-Out Option.
“Cash-Out Option Shares” means that number of shares of Company Common Stock underlying any Cash-Out Option.

“Cash-Out Shares” has the meaning set forth in Section 1.3(d).
“Cash-Out Shareholders” has the meaning set forth in Section 1.3(d).
“Cash Purchase Price” means (i) $12,500,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) $14,500,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Certificate of Merger” has the meaning set forth in Section 1.1(a).
“Certificates” has the meaning set forth in Section 1.2(c).
“Closing” has the meaning set forth in Section 1.10.
“Closing Date” has the meaning set forth in Section 1.10.
“Closing Date Cash” means Company Cash as of 11:59 P.M. on the date immediately prior to the Closing Date.
“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 P.M. on the date immediately prior to the Closing Date, but excluding the Company Indebtedness Paid at Closing.
“Closing Date Statement” has the meaning set forth in Section 1.4.
“Closing Form 8-K” has the meaning set forth in Section 4.7(c).
“Closing Press Release” has the meaning set forth in Section 4.7(c).
“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
“Company” has the meaning set forth in the preliminary statements to this Agreement.
“Company Benefit Plan” has the meaning set forth in Section 2.16(a).
“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts) and exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero.
“Company Government Contract” has the meaning set forth in Section 2.13(a).
“Company Government Subcontract” has the meaning set forth in Section 2.13(a).
“Company Indebtedness Paid at Closing” means the total of the Lighter Capital Indebtedness Paid at Closing plus the Knight Foundation Indebtedness Paid at Closing.
“Company Parties” means, collectively, the Company and each of its Subsidiaries.
“Company Prepared Returns” has the meaning set forth in Section 5.4(a)(i).
“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).
“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.
“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.
“Covered Persons” has the meaning set forth in Section 5.2(a).

“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case whether or not drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities on the Annual or Interim Financial Statements (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any other liabilities recorded in accordance with GAAP on the balance sheet of the Company as of the Closing, including remaining obligations due to current or former employees, (j) any unpaid income Taxes of any Company Party for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date, (k) indebtedness or obligations of the types referred to in the preceding clauses (a) through (j) of any other Person secured by any Lien, and (l) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (k) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties.
“Designated Courts” has the meaning set forth in Section 10.15.
“DGCL” means the Delaware General Corporation Law.
“Disclosure Schedule” means the respective disclosure schedules of  (a) GTY and (b) OC Holders, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection. With respect to the Disclosure Schedule, by way of example and not limitation, (i) the disclosure of any facts or circumstances does not have the effect of disclosing any effects that are not the natural and probable consequence thereof; (ii) the disclosure of one or more claims arising out of similar facts or circumstances does not have the effect of disclosing other claims arising out of such facts or circumstances, (iii) the disclosure of an identified litigation matter does not have the effect of disclosing claims, facts or requested relief additional to or different than the claims or facts plead or relief requested in the complaints or pleadings relating to such litigation Made Available to GTY prior to the date hereof, (iv) the disclosure of wrongdoing or alleged wrongdoing by one or more Persons does not have the effect of disclosing similar wrongdoing by other Persons (whether pursuant to the same or different transactions, at the same or different sites, or otherwise) and (v) the disclosure of the failure of a Company Benefit Plan to comply with applicable Laws in one or more respects does not have the effect of disclosing other failures of such Company Benefit Plan to comply with applicable Laws.
“Disputed Amounts” has the meaning set forth in Section 1.5(c).
“Dissenting Shares” has the meaning set forth in Section 1.2(d).
“Dissenting Stockholders” has the meaning set forth in Section 1.2(d).
“DOJ” means the United States Department of Justice.
“Domestication” has the meaning set forth in the Recitals.
“Effective Time” has the meaning set forth in Section 1.1(b).
“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.
“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” means Wilmington Trust, National Association, a national association.
“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit D, by and among GTY, OC Holders’ Representative and the Escrow Agent.
“Escrow Shares” means a number of Merger Shares having an aggregate value of  (i) $1,650,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 or (ii) $1,450,000, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Estimated Closing Cash Amount” has the meaning set forth in Section 1.4(b).
“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.4(b).
“Exchange Agent” has the meaning set forth in Section 1.3(a).
“Exchange Fund” has the meaning set forth in Section 1.3(a).
“Expense Fund” has the meaning set forth in Section 10.20(d).
“Final Cash Consideration” has the meaning set forth in Section 1.5(e).
“Financial Statements” has the meaning set forth in Section 2.6(a).
“Firm” has the meaning set forth in Section 10.17.
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, or (c) a “passive foreign investment corporation” within the meaning of Code Section 1297.
“Foreign Benefit Plan” has the meaning set forth in Section 2.16(a).
“Founder Lock-Up Agreement” means a lock-up agreement substantially in the form of Exhibit F attached hereto.
“Founders” means Joel Y. Mahoney and Peter J. Koht.
“FTC” means the United States Federal Trade Commission.
“Fully Diluted Share Number” means (a) the aggregate number of OC Shares issued and outstanding immediately prior to the Effective Time plus (b) the aggregate number of Cash-Out Option Shares issuable upon the exercise in full of all Cash-Out Options outstanding immediately prior to the Effective Time.
“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries; Title to OC Shares), 2.4 (other than 2.4(b)) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters) 2.18 (Affiliate

Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).
“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.
“Goods” has the meaning set forth in Section 2.22(a).
“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.
“Governmental Rule” means any law, statute, rule, regulation, ordinance, order, code, treaty, judgment, decree, or any published directive or requirement which has the force of law, or other legally binding form of governmental restriction or decision, of any Governmental Body.
“GTY” has the meaning set forth in the preface of this Agreement.
“GTY Board” means the board of directors of GTY.
“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.
“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.
“GTY Common Stock” means the common stock of Holdings.
“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit E attached hereto.
“GTY Indemnifiable Matter” has the meaning set forth in Section 7.1(a).
“GTY Indemnitees” has the meaning set forth in Section 7.1(a).
“GTY Merger” has the meaning set forth in the Recitals.
“GTY Merger Sub” has the meaning set forth in the Recitals.
“GTY Parties” means, collectively, GTY and each of its Subsidiaries, including the Surviving Company and its Subsidiaries from and after the Closing.
“GTY Prepared Returns” has the meaning set forth in Section 5.4(a)(ii).
“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.
“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.
“GTY Share Redemptions” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement.
“GTY Shareholder Meeting” means an extraordinary general meeting of GTY for the GTY Shareholders to vote on the GTY Shareholder Voting Matters.
“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing GTY Shareholders with the opportunity to elect to effect a GTY Share Redemption; (e) the GTY Merger, and (f) any other proposals submitted to the vote of GTY Shareholders in the Proxy Statement.

“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.
“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of  “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.
“Holdings” has the meaning set forth in the Recitals.
“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof  (including the roof, foundation and structural elements).
“Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“Indemnified Party” has the meaning set forth in Section 7.3(a).
“Indemnifying Party” has the meaning set forth in Section 7.3(a).
“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY will deposit (i) the Escrow Shares and (ii) the Cash Escrow Amount.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof  (in whatever form or medium).
“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.
“Interim Financial Statements” has the meaning set forth in Section 2.6(a).
“Internal Controls” means a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.
“Key Customers” has the meaning set forth in Section 2.21(a).
“Key Suppliers” has the meaning set forth in Section 2.22(a).

“Knight Foundation” means the John S. and James L. Knight Foundation, Inc., a Florida non-profit corporation.
“Knight Foundation Indebtedness Paid at Closing” means amounts owed by the Company to the Knight Foundation pursuant to (i) that certain Convertible Subordinated Promissory Note, dated January 28, 2014, having a principal amount of  $225,000, issued by the Company to the Knight Foundation, and (ii) that certain Convertible Subordinated Promissory Note, dated September 19, 2014, having a principal amount of  $225,000, issued by the Company to the Knight Foundation.
“Knowledge” means (a) in the case of the Company, the actual knowledge of the Founders, after due inquiry and (b) in the case of GTY or Merger Sub, the actual knowledge of Harry You and Carter Glatt, after due inquiry.
“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.
“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.
“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.
“Letter of Transmittal” has the meaning set forth in Section 1.3(c).
“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.
“Lighter Capital” means Lighter Capital, Inc., a Delaware corporation.
“Lighter Capital Indebtedness Paid at Closing” means an amount equal to the outstanding principal under that certain Loan and Security Agreement, dated December 20, 2016, as amended, between the Company and Lighter Capital plus a one-time fee in the amount of  $98,000.
“Losses” means all Adverse Consequences directly relating to an Indemnifiable Matter.
“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to GTY or to its outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which GTY has access, in each case, at least two (2) Business Days prior to the execution of this Agreement.
“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or could reasonably result in a material and adverse effect on the business, financial condition, prospects or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).
“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.
“Merger Consideration” has the meaning set forth in Section 1.3(a).
“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).
“Merger Sub” has the meaning set forth in the preface of this Agreement.
“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2017.
“Necessary Cash Amount” means $270,000,000.
“OC Holder Indemnifiable Matter” has the meaning set forth in Section 7.1(b).
“OC Holder Indemnitees” has the meaning set forth in Section 7.1(b).
“OC Holders” has the meaning set forth in the preliminary statements.
“OC Holder Cash Consideration” means the Cash Consideration, minus the Aggregate Cash-Out Option Amount.
“OC Holder Consent” has the meaning set forth in Section 6.2(o).
“OC Holders’ Representative” has the meaning set forth in Section 10.20.
“OC Shares Allocation Percentage” means, with respect to each OC Holder, (i) the percentage set forth opposite such OC Holder’s name under the heading “OC Shares Allocation Percentage” on Exhibit I, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is less than $325,000,000 at Closing or (ii) such OC Holder’s Pro Rata Portion, if the gross proceeds made available to GTY from any Alternative Financing Sources and the amount of funds in the Trust Account is equal to or greater than $325,000,000.
“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Closing.
“Option Cancellation Agreement” has the meaning set forth in Section 1.2(c).
“Option Cash Amount Per Share” means the quotient obtained by: dividing (i) an amount equal to $29,000,000, minus the Company Indebtedness Paid at Closing, minus the Estimated Closing Indebtedness Amount, plus the Estimated Closing Cash Amount; by (ii) the Fully Diluted Share Number.
“Option Notice Letter” means a written direction from a holder of Options to the Company acknowledging the cancellation of the Options held by such holder.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.
“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.
“Ordinary Course Tax Sharing Agreement” means any contract entered into in the ordinary course of business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).

“Organizational Documents” means with respect to any entity, the articles of incorporation, memorandum of association and articles of association, deed of incorporation, certificate of formation or other applicable organizational, constitutional or charter documents relating to the creation, organization or incorporation of such entity, and the bylaws, operating agreement, memorandum of association and articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.
“Owned Intellectual Property” means all Intellectual Property controlled, owned or purported to be owned by any of the Company Parties.
“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.
“Party” has the meaning set forth in the preface of this Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” shall have the meaning set forth in Section 4.13.
“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Person.
“Permitted Liens” statutory Liens for current Taxes not yet due or payable for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c title of a lessor under a capital or operating lease, (d) Lien created by or through GTY, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Interim Financial Statements, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).
“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address’ retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.
“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.
“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.
“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.
“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or data.
“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification, insofar as such Laws or Orders are applicable to the Company Parties in their operation of the Business.

“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.
“Pro Rata Portion” means the percentage obtained by dividing (a) the number of OC Shares owned by an OC Holder as of the Closing Date by (b) the total number of OC Shares.
“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.
“Process” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Proxy Statement” has the meaning set forth in Section 4.7(b).
“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.
“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.5(a).
“Purchase Price Dispute Notice” has the meaning set forth in Section 1.5(c).
“Purchase Price Escrow Account” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Agreement” has the meaning set forth in Section 1.7.
“Purchase Price Escrow Amount” has the meaning set forth in Section 1.7.
“Real Property” means the Leased Real Property and the Owned Real Property.
“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Holdings under the Securities Act with respect to shares of GTY Common Stock to be issued in connection with the Transaction.
“Released Claims” has the meaning set forth in Section 10.20.
“Released Parties” has the meaning set forth in Section 10.20.
“Releasing Parties” has the meaning set forth in Section 10.20.
“Remaining Stockholder” has the meaning set forth in Section 4.12.
“Representative Losses” has the meaning set forth in Section 10.20(b).
“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.
“Reviewed Interim Financial Statements” has the meaning set forth in Section 4.15.
“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among CityBase, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.
“Security Breach” means breach, security breach, or breach of Personal Information or data under applicable Laws.
“Security Incident” means any attempted or successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.
“Self-Help Code” means any back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program.
“Seller Group” has the meaning set forth in Section 10.17.
“Signing Form 8-K” has the meaning set forth in Section 4.7(a).
“Signing Press Release” has the meaning set forth in Section 4.7(a).
“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.
“Surviving Company” has the meaning set forth in Section 1.1.
“Tax” or “Taxes” (and with the correlative meanings, or “Taxes,” “Taxable” and “Taxing”) means any federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, unclaimed or abandoned property or escheat, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, governmental fee or other like assessment or charge (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts assessed, imposed or otherwise due or payable under applicable Laws with respect to Taxes, in each case, whether disputed or not.
“Tax Contest” has the meaning set forth in Section 5.4(d).

“Tax Representation” means those representations and warranties in Section 2.9 and those representations and warranties with respect to Taxes in Section 2.16.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body
“Tax Sharing Agreement” means any agreement (including any provision of a contract) pursuant to which any Company Party is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.
“Termination Date” has the meaning set forth in Section 8.1(b).
“Third Party Claim” has the meaning set forth in Section 7.3(b).
“Threshold” has the meaning set forth in Section 7.2(b).
“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.
“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements
“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by OC Holders, any Company Party or GTY Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers).
“Transfer Taxes” has the meaning set forth in Section 5.4(e).
“Trust Account” has the meaning set forth in Section 3.8.
“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.
“WARN Act” has the meaning set forth in Section 2.15(d).
“Written Consent” has the meaning set forth in Section 4.11.
ARTICLE 10

MISCELLANEOUS
10.1 Fees and Expenses.   Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the total Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY.
10.2 Press Releases and Public Announcements.   Except as may be required by applicable Law or provided herein (including under Section 4.7), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

10.3 Entire Agreement.   This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
10.4 Successors; Assignment; No Third-Party Beneficiaries.   This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, GTY may, without prior written approval of any other Party, assign its rights, interests and obligations hereunder to an Affiliate as further described in the Recitals of this Agreement. Except the indemnified parties with respect to Section 5.2 and the OC Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.5 Counterparts.   This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.
10.6 Headings.   The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
10.7 Notices.   All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:
If to the Company (prior to the Closing), to:	Open Counter Enterprises Inc. 25 Taylor Street San Francisco, CA 94102 Attention: Chief Executive Officer Email: joel@opencounter.com Facsimile: (800) 216-7360 Telephone: (415) 404-8733
Copy to:	VLP Law Group LLP 555 Bryant Street, Suite 820 Palo Alto, CA 94301 Attention: Whit Bissell (with only email constituting notice) Email: wbissell@vlplawgroup.com Telephone: (415) 684-7440
If to OC Holders’ Representative or to the OC Holders (after the Closing), to:	Shareholder Representative Services LLC 950 17th Street, Suite 1400 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Facsimile: (303) 623-0294 Telephone: (303) 648-4085

If to GTY, Merger Sub or the Surviving Company:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
10.8 Governing Law.   This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.
10.9 Amendments and Waivers.   Except as provided in Preliminary Statement H., no amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
10.10 Specific Performance.   Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
10.11 Severability.   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.
10.12 Construction.   The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. Unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date and (b) the date on which the representations and warranties set forth in Article 2 and Article 3 are made shall not change as a result of the execution of this Agreement and shall be made as of such date as they were in the Original Merger Agreement.
10.13 Currency.   All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.
10.14 Waiver of Jury Trial.   Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.
10.15 Exclusive Venue.   The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the

Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.
10.16 Trust Account Waiver.   Each of the Company and the OC Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the OC Holders’ Representative (solely on behalf of the OC Holders) hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever related to this Agreement.
10.17 Additional Waiver of Conflicts.   Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, shareholders, partners, officers, employees and Affiliates that the Company, and not any of the individual OC Holders, is the client of VLP Law Group LLP (the “Firm”). After the Closing, it is possible that the Firm will represent the OC Holders, the OC Holders’ Representative, any advisory committee appointed by the OC Holders to advise the OC Holders’ Representative, and/or each of their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, and with respect to any claims made hereunder or pursuant to the Escrow Agreement. GTY and the Surviving Company hereby agree that the Firm (or any successors) may represent the Seller Group (and/or any subset thereof) after the Closing in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Purchase Price Escrow Amount and the Escrow Shares, and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. After the Closing, the Firm (or any successors) may serve as counsel to all or a portion of the Seller Group or any director, shareholders, partner, officer, employee, representative or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto consents thereto, and waives any conflict of interest arising from such representation.
10.18 Releases.   Effective as of the Closing, each OC Holder, on behalf of himself and his Affiliates, successors and assigns (collectively, the “Releasing Parties”), hereby generally releases, remises and forever discharges the Company and its successors and permitted assigns, and the current and former officers, employees, directors, shareholders, and representatives thereof  (collectively, the “Released Parties”) from and against any and all claims, demands, Liens, actions, litigation, Contracts, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, orders, requirements of applicable law, Losses and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter can, shall or may exist, based on any facts, events or omissions occurring from any time on or prior to the execution and delivery of this Agreement arising out of, caused by or as a result of any rights any Releasing Party may have against the Released Parties (collectively, the “Released Claims”); provided, however, that the foregoing release shall not apply to any rights any OC Holder may have under this Agreement or any Ancillary Agreement. Each OC Holder hereby represents and warrants to GTY that he has not voluntarily or involuntarily assigned, pledged, encumbered or in any manner transferred or conveyed all or any portion of the Released Claims and that no Person other than such party has any interest in any Released Claims by applicable law or Contract or by virtue of any action or inaction by such party. Each OC Holder, for himself and the other Releasing Parties, hereby covenants and agrees not to sue any of the Released Parties with regard to any of the Released Claims.

Each OC Holder stipulates and agrees that such OC Holder hereby expressly waives and relinquishes to the fullest extent permitted by applicable law any and all provisions, rights and benefits conferred by applicable law of any state or territory of the United States, or principle of common law, relating to the preservation of unknown claims, including but not limited to Cal. Civ. Code § 1542 (and all other applicable law, rules and regulations which are similar, comparable, or equivalent to said code section), which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
Notwithstanding the above-referenced provision, and for the purpose of implementing a full and complete release and discharge of the Released Parties, each OC Holder expressly acknowledges and agrees that this Agreement and this provision is in full accord, satisfaction, and discharge of any and all of such Released Claims and that this Agreement and this provision has been executed with the express intention of effectuating a complete extinguishment of all known and unknown claims. Each OC Holder hereby acknowledges that the inclusion of  “unknown claims” in the Released Claims set forth above was separately bargained for and was a key element of the transactions contemplated by, and the covenants and agreements set forth in, this Agreement.
10.19 Non-Recourse.   This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the OC Holders, to the extent the OC Holders agree to be bound by this Agreement pursuant to their Letters of Transmittal) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of GTY will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.
10.20 OC Holders’ Representative.
(a) Each OC Holder shall be deemed to have appointed Shareholder Representative Services LLC (“OC Holders’ Representative”) to serve as agent, representative and attorney-in-fact for and on behalf of OC Holders, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the OC Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of OC Holders’ Representative for the accomplishment of the foregoing. More specifically, OC Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each OC Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each OC Holder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such OC Holder hereunder or pursuant to any Ancillary Agreement after the Closing shall be deemed so given if given to OC Holders’ Representative. OC Holders’ Representative shall be authorized to take all actions on behalf of OC Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the OC Holders. No bond shall be required of OC Holders’ Representative. Notices or communications to or from OC Holders’ Representative after the Closing shall constitute notice to or from each OC Holder.

(b) OC Holders’ Representative shall not be liable for any act done or omitted hereunder as OC Holders’ Representative while acting in good faith and not in a manner constituting gross negligence or willful misconduct, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The OC Holders will indemnify, defend and hold harmless the OC Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the OC Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the OC Holders’ Representative, the OC Holders’ Representative will reimburse the OC Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the OC Holders’ Representative by the OC Holders, any such Representative Losses may be recovered by the OC Holders’ Representative from (i) the funds in the Expense Fund, and (ii) the amounts in the Purchase Price Escrow Account and the Indemnity Escrow Account at such time as remaining amounts would otherwise be distributable to the OC Holders; provided, that while this section allows the OC Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the OC Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the OC Holders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the OC Holders’ Representative be required to advance its own funds on behalf of the OC Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the OC Holders set forth elsewhere in this Agreement or the Letters of Transmittal are not intended to be applicable to the indemnities provided to the OC Holders’ Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the OC Holders’ Representative or the termination of this Agreement.
(c) A decision, act, consent or instruction of OC Holders’ Representative shall constitute a decision of all OC Holders and shall be final, binding and conclusive upon all OC Holders. GTY is hereby entitled to rely on all statements, representations and decisions of OC Holders’ Representative and shall have no liability to the Company Parties, OC Holders and OC Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of OC Holders’ Representative.
(d) OC Holders’ Representative, for itself only, represents and warrants that OC Holders’ Representative has the limited liability company capacity to execute and deliver this Agreement and to perform his respective obligations hereunder, and this Agreement has been duly and validly executed and delivered by OC Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other Parties, constitutes the legal and binding obligations of OC Holders’ Representative, enforceable against OC Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.
(e) Upon the Closing, the Exchange Agent will wire US $100,000 (the “Expense Fund”) to the OC Holders’ Representative, to an account designated by the OC Holders’ Representative, which will be used for the purposes of paying directly, or reimbursing the OC Holders’ Representative for, any third party expenses pursuant to this Agreement and the Ancillary Agreements. The OC Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the OC Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The OC Holders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The OC Holders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the OC

Holders’ Representative’s responsibilities, the OC Holders’ Representative will deliver any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the OC Holders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the OC Holders at the time of Closing.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.
OPEN COUNTER ENTERPRISES INC.
By: /s/ Joel Mahoney Name: Joel Mahoney Title: CEO
GTY TECHNOLOGY HOLDINGS INC.
By: /s/ Harry You Name: Harry You Title: President & CFO
GTY OC MERGER SUB, INC.
By: /s/ Harry You Name: Harry You Title: President & CFO
SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as OC Holders’ Representative
By: /s/ Kimberley Angilly Name: Kimberley Angilly Title: Director
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
Form of Letter of Transmittal
See attached.

EXHIBIT B
Registration Rights
Definitions:   As used in this Exhibit B, the following terms have the meanings specified below. All other capitalized terms have the meanings set forth in the Agreement. Unless otherwise specified, Section references in this Exhibit B are references to Sections in this Exhibit B.
1. Within one hundred and twenty (120) days after the Closing Date, GTY shall (i) file a registration statement on Form S-3 for a secondary offering (including any successor registration statement covering the resale of the Registrable Securities a “Resale Shelf”) of  (x) the GTY Common Stock issued to the OC Holders under this Agreement and (y) any other equity security of GTY issued or issuable with respect to the securities referred to in clause (x) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”) pursuant to Rule 415 under the Securities Act; provided that if Form S-3 is unavailable for such a registration, GTY shall register the resale of the Registrable Securities on another appropriate form and undertake to register the Registrable Securities on Form S-3 as soon as such form is available, (ii) use its commercially reasonable efforts to cause the Resale Shelf to be declared effective under the Securities Act promptly thereafter, but in no event later than sixty (60) days thereafter (the “Effectiveness Deadline”), and (iii) maintain the effectiveness of such Resale Shelf with respect to the Registrable Securities until the date that is three years following the Closing Date or, if earlier, until the distribution of the OC Holder’s Registrable Securities covered by the Resale Shelf has been completed. GTY shall use its commercially reasonable efforts to register and qualify the Registrable Securities under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the OC Holders. GTY shall use its commercially reasonable efforts to cause the Registrable Securities to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by GTY are then listed. GTY shall pay all fees and expenses incident to the performance of or compliance with its obligations to prepare, file and maintain the Resale Shelf  (including fees of its counsel and accountants). All Selling Expenses (as defined below), relating to Registrable Securities registered pursuant to this Exhibit B, shall be borne and paid by the OC Holders pro rata on the basis of the number of Registrable Securities registered on their behalf. “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any OC Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by GTY as provided in this Exhibit B.
2. GTY may suspend the use of a prospectus included in the Resale Shelf by furnishing to the OC Holders a written notice signed by an executive officer of GTY (“Suspension Notice”) stating that in the good faith judgment of GTY, it would be materially detrimental to GTY and GTY Shareholders because such action would: (i) materially interfere with a significant acquisition, corporate reorganization or other similar transaction involving GTY; (ii) require premature disclosure of material information that GTY has a bona fide business purpose for preserving as confidential; or (iii) render GTY unable to comply with requirements under the Securities Act or the Securities Exchange Act; provided, however, that GTY may not invoke this right more than once in any twelve (12) month period; provided, further, that GTY shall not register any securities for its own account (other than on Form S-4 or S-8, or any successor registration statement thereto) or that of any GTY Shareholder during such suspension period. A holder of Registrable Securities shall not effect any sales of Registrable Securities pursuant to the Resale Shelf at any time after it has received a Suspension Notice from GTY and prior to receipt of an End of Suspension Notice (as defined below). The holders may recommence effecting sales of the Registrable Securities pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from GTY to the holders. GTY shall act in good faith to permit any suspension period contemplated by this paragraph to be concluded as promptly as reasonably practicable.
3. The OC Holders agree that, except as required by applicable law, the OC Holders shall treat as confidential the receipt of any Suspension Notice (provided that in no event shall such notice contain any material nonpublic information of GTY) hereunder and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of GTY until such time as the information contained therein is or becomes public, other than as a result of disclosure by a holder of Registrable Securities in breach of the terms of this Agreement.
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4. GTY shall indemnify and hold harmless each OC Holder, its directors and officers, partners, members, managers, employees, agents, and representatives of such OC Holder and each person, if any, who controls such OC Holder within the meaning of the Securities Act and the Securities Exchange Act, and any agent thereof  (collectively, “Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), promptly as incurred, arising out of, based upon or resulting from any untrue statement or alleged untrue statement of any material fact contained in the Resale Shelf  (or any amendment or supplement thereto), the related prospectus, or any amendment or supplement thereto, or arise out of, are based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; provided, however, that GTY shall not be liable in any such case or to any Indemnified Person to the extent that any such Loss arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission or so made in reliance upon or in conformity with information furnished by or on behalf of such Indemnified Person in writing specifically for use in the preparation of the Resale Shelf, the related prospectus, or any amendment or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Person, and shall survive the transfer of such securities by the OC Holders.
5. GTY’s obligations under paragraph (1) of this Exhibit B with respect to registering the Registrable Securities of any OC Holder is subject to such OC Holder furnishing to GTY such information regarding himself, herself or itself, the Registrable Securities held by him, her or it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such OC Holder’s Registrable Securities. Each OC Holder shall indemnify GTY, its officers, directors, managers, employees, agents and representatives, and each person who controls GTY (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of material fact contained in the Resale Shelf, the related prospectus, or any amendment or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such OC Holder expressly for inclusion in such document; provided that the obligation to indemnify shall be individual, not joint and several, for each OC Holder and shall be limited to the net amount of proceeds received by such OC Holder from the sale of Registrable Securities pursuant to the Resale Shelf; provided, further, that the indemnity agreement contained in this paragraph (5) of this Exhibit B shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the OC Holder, which consent shall not be unreasonably withheld.
6. GTY shall cooperate with the OC Holders, to the extent the Registrable Securities become freely tradable, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Resale Shelf and enable such certificates to be in such denominations or amounts, as the case may be, as the OC Holders may reasonably request and registered in such names as the OC Holders may request.
7. If requested by a OC Holder, GTY shall as soon as practicable, subject to any Suspension Notice: (i) incorporate in a prospectus supplement or post-effective amendment such information as a OC Holder reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement if reasonably requested by a OC Holder holding any Registrable Securities.
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8. As long as the OC Holders shall own Registrable Securities, GTY, at all times while it shall be reporting under the Securities Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by GTY after the date hereof pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act. GTY further covenants that it shall take such further action as the OC Holders may reasonably request, all to the extent required from time to time, to enable the OC Holders to sell the Registrable Securities held by the OC Holders without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions.
9. The rights, duties and obligations of each OC Holder under this Exhibit B may be assigned or delegated by such OC Holder in conjunction with and to the extent of any permitted transfer or assignment of Registrable Securities by such OC Holder to any permitted transferee or assignee.
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EXHIBIT C
Form of OC Holder Consent
See attached.

EXHIBIT D
Form of escrow Agreement
See attached.

EXHIBIT E
GTY Equity Incentive Plan
See attached.

EXHIBIT F
Form of Founder Lock-Up Agreement
GTY Technology Holdings Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
Ladies and Gentlemen:
This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”), entered into on September   , 2018 by and among Open Counter Enterprises Inc., a Delaware corporation, GTY Technology Holdings Inc., a Cayman Islands exempted company, GTY OC Merger Sub, Inc., a Delaware corporation, and Shareholder Representative Services LLC, solely in its capacity as shareholders representative, pursuant to which the undersigned will receive shares of common stock of Holdings, a Massachusetts corporation (the “Holdings Shares”). In recognition of the benefit that the Closing (as defined below) will confer upon the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned acknowledges and agrees that:
1. Definitions. As used herein:
a. “Closing” shall mean the closing of the transactions contemplated in the Merger Agreement.
b. “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).
2. The undersigned shall not Transfer any Holdings Shares (the “Holdings Shares Lock-Up”) until the earlier of  (a) one year after the Closing and (b) the date on which GTY completes a liquidation, merger, share exchange or other similar transaction that results in all of Holdings’s shareholders having the right to exchange Holdings Shares for cash, securities or other property. Notwithstanding the foregoing, if, the closing price of the Holdings Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, the Holdings Shares shall be released from the Holdings Shares Lock-Up.
3. Notwithstanding the provisions set forth in paragraph 2, Transfers of the Holdings Shares are permitted: (a) to Holdings’s officers and directors or any affiliate or family member of any of Holdings’s officers or directors; (b) to any affiliate or member of or successor entity to GTY Investors, LLC; (c) in the case of an individual, as a gift to such person’s immediate family or to a trust, the beneficiary of which is a member of such person’s immediate family, an affiliate of such person or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of such person; (e) in the case of an individual, pursuant to a qualified domestic relations order and (f) in the case the undersigned is not an individual, by dissolution of the undersigned by virtue of the laws of the applicable jurisdiction of incorporation or formation of the undersigned or applicable provisions of the governing documents of the undersigned; provided, however, that in the case of clauses (a) through (f), these transferees must enter into a written agreement with Holdings agreeing to be bound by the transfer restrictions in this Letter Agreement.
4. The undersigned hereby agrees and acknowledges that (a) Holdings would be irreparably injured in the event of a breach by the undersigned of his, her or its obligations, as applicable pursuant to this Letter Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) Holdings shall be entitled to injunctive relief, in addition to any other remedy that Holdings may have in law or in equity, in the event of such breach.
[Remainder of Page Intentionally Left Blank]
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Very truly yours,
Signature:
Print Name:
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EXHIBITS G
Employment Agreements
See attached.

EXHIBITS H
Restrictive Covenant Agreements
See attached.

EXHIBIT I
OC Holders Allocation Percentages
OC Holder	Cash Allocation Percentage	OC Shares Allocation Percentage
Joel Y. Mahoney	49.82%	49.86%
Peter J. Koht	49.82%	49.86%
Mun May Tee	0.07%	0.05%
Talin Salway	0.29%	0.22%